ETFMG FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69792

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___ETFMG Financial LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___30 Maple Street, #2___

(No. and Street)

___Summit___	___NJ___	___07901___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Sam Masucci___	___908-897-0510___	___sam@etfmg.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___WithumSmith+Brown, PC___

(Name – if individual, state last, first, and middle name)

___506 Carnegie Center, Suite 400___	___Princeton___	___NJ___	___08540___
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Sam Masucci, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ETFMG Financial LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Reema S. Amin
Notary Public Commission # 50051136

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ETFMG FINANCIAL LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
ETFMG Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ETFMG Financial LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Legal Matters

As described in Note 1, the Parent of the Company is a party to a legal matter, the outcome of which may have an adverse effect on the Company's ability to continue as a going concern. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

WithumSmith+Brown, PC

February 24, 2022

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ETFMG FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	89,869
Accounts receivable - related parties		88,498
Prepaid expenses		31,535
	$	209,902

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	5,594
Member's equity		204,308
	$	209,902

ETFMG FINANCIAL LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and nature of business**

ETFMG Financial LLC (the "Company") was formed on June 11, 2015 and is a Delaware limited liability company. The Company is a wholly-owned subsidiary of Exchange Traded Managers Group LLC (the "Parent"). The Company provides statutory distribution services for exchange traded funds sponsored by the Parent, in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 as of February 27, 2017 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Legal matters

The Parent, and certain other affiliates of the Company, including ETF Managers Group, LLC (the "Adviser") were defendants in a case filed on October 26, 2017 in the United States District Court for the Southern District of New York by NASDAQ, Inc. ("Nasdaq") captioned Nasdaq, Inc. v. Exchange Traded Managers Group, LLC et al., Case 1:17-cv-08252 (the "New York Action"). This action asserted claims for breach of contract, conversion and certain other claims based on disputes arising out of contractual relationships with the Adviser relating to certain series of the Trust. The matter was the subject of a bench trial in May 2019, and on December 20, 2019, the Court issued an Opinion and Order awarding compensatory damages to Plaintiff in the amount of $78,403,172.36, plus prejudgment interest (the "Judgment"). In its decision, the Court in the New York Action stated that its damages award, which gave rise to the Judgment, "includes the share of profits to which Nasdaq's venture partner PureShares was entitled[.]"

ETFMG filed a Notice of Appeal from the Judgment in the United States Court of Appeals for the Second Circuit on January 19, 2020, Docket No. 20-300. On October 28, 2021, Nasdaq and ETFMG entered into a Judgment Payment Agreement, which settled the matter and satisfied the Judgment. On November 1, 2021, Nasdaq recorded a Satisfaction of Judgment with the United States District Court for the Southern District of New York reflecting that the Judgment was paid in full, and ETFMG withdrew its appeal of the Judgment with prejudice before the United States Court of Appeals for the Second Circuit.

The Trust, the Adviser, and certain officers and affiliated persons of the Adviser have been named as defendants in an action filed December 21, 2021, in the Superior Court of New Jersey, Union County, captioned PureShares, LLC, d/b/a PureFunds et al. v. ETF Managers Group, LLC et al., Docket No. UNN-C-152-21. This action asserts breach of contract and tort claims arising from the same facts and circumstances, and relates to the same series of the Trust, that gave rise to the New York Action. The new action seeks damages in unspecified amounts and injunctive relief. The defendants intend to vigorously defend themselves in this new action and believe that Plaintiffs' claims overlap with, and are barred by, those claims previously asserted by Nasdaq (and resolved on PureShares' behalf) in the New York Action that resulted in the Judgment, which has been satisfied.

ETFMG FINANCIAL LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies**

Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents
The Company considers all money market accounts, time deposits and certificates of deposit purchased with original maturities of three months or less to be cash equivalents. At December 31, 2021, there were no cash equivalents.

Property and equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from three to five years for office automation equipment and furniture and fixtures. Leaseholds are amortized over the shorter of the asset life or the life of the lease. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the IRS and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Income taxes
The members of the Company have elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

ETFMG FINANCIAL LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Allowance for credit losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2021.

Note 3   **Revenue recognition**

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes distribution fees, which is the Company's only stream of revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

ETFMG FINANCIAL LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 3   **Revenue recognition (continued)**

The Company enters into arrangements with exchange traded funds (funds) to distribute shares to investors, including passing on related regulatory expenditures on the funds. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

For variable amounts, as the uncertainty is dependent on the value of assets under management at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the value of assets under management of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Accounts receivable and contract balances

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. At January 1, 2021 and December 31, 2021, there were accounts receivable of $69,009 and $88,498, respectively reported in the statement of financial condition. All accounts receivable balances are with related parties (see Note 7).

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract assets or contract liabilities as of January 1, 2021 and December 31, 2021.

Note 4   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021 the Company's net capital was $84,275 which was $79,275 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

ETFMG FINANCIAL LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 5   **Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

During the year ended December 31, 2021, the Company earned 100% of its revenue from ETF Managers Capital and ETF Managers Group, affiliated entities.

Note 6   **Exemption from Rule 15c3-3**

The Company amended its membership agreement with FINRA on April 8, 2021 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 7   **Related party transactions**

The Company's financial statements contain a substantial number of related party transactions with the Parent and affiliates. Therefore, the Company's financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

The Company entered into an expense sharing agreement with the Parent, in which the Parent provides office, compensation and additional services in exchange for reimbursement of a specified percentage of such expenses. For the year ended December 31, 2021, the Company incurred expenses of $920,659 related to this agreement, which includes employee compensation, legal fees, rent and other office expenses paid on the Company's behalf. At December 31, 2021, the Company owed its Parent $0 for services related to this expense sharing agreement.

The Company has distribution agreements with ETF Managers Capital and ETF Managers Group, affiliate entities. For the year ended December 31, 2021, the Company earned revenues of $17,429 from ETF Managers Capital and $1,092,048 from ETF Managers Group. As of December 31, 2021, $87,205 was due from ETF Managers Group and $1,293 was due from ETF Managers Capital which are included in accounts receivable – related parties on the statement of financial condition.

Note 8   **Commitments and contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

ETFMG FINANCIAL LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2021
(See Report of Independent Registered Public Accounting Firm)

Note 9   **Risks and uncertainties**

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic.   This pandemic event has resulted in significant business disruptions and uncertainty in both global and U.S. markets.   While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.